David T. Thompson P.C.
Certified Public Accountant

Consent of Independent Accountant

I consent to the inclusion in the Offering Circular my report, which includes an explanatory paragraph which discusses the Company's ability to continue as a going concern, dated February 17, 2000, on my audit of the financial statements of Power Save International, Inc. for the years ended December 31, 1999 and 1998.

/s/ David T. Thompson
David T. Thompson
P.C.

Salt Lake City, Utah
March 29, 2000